

January 27, 2015

Via E-mail
Ms. Joanne C. Crevoiserat
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

> **Re:** **Abercrombie & Fitch Co.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 31, 2014**
> **Response dated January 23, 2015**
> **File No. 001-12107**

Dear Ms. Crevoiserat:

We have reviewed your response and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

General

1.   You state on page 2 of Exhibit 21.1 to the 10-K that your subsidiaries include a joint venture 51% owned by Majid Futtaim Fashion LLC. The Majid Al Futtaim website indicates that Majid Al Futtaim Holdings is the indirect parent of Majid Al Futtaim Fashion LLC and indirectly has stores located in countries in the Middle East including Syria.

   Syria is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether through subsidiaries, affiliates, partners, resellers, joint ventures or other direct or indirect arrangements. You should describe any products, information or technology you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

2.   Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining